82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com


SUPPL
05006281

February 23, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on February 23, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

PROCESSED
MAR 08 2005


THOMSON
FINANCIAL

Karen Nestoruk
Administration

/kn
enclosure

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

February 23, 2005
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Receives Malian Government Approval for Preparation of Permits on Soumala Diamond Concession

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is very pleased to announce that a Malian Government committee, consisting of members from 16 ministries, has given its authorization for the preparation of the important Convention d'Etablissement and Arrete de la Miniere permits for the 3,205 sq km Soumala diamond concession in western Mali, West Africa. This concession occurs 38 km north of the northern boundary of the Company's Kenieba Nord diamond concession.

Previous work on the concession has been of a reconnaissance nature by Selection Trust Company (SELCO) between 1963 and 1966, by the Syndicate Diamond Mali (SDM), a consortium of the Malian and the French Governments between 1979 and 1984 and by MADE, a joint venture of Mink International Resources and Ashton West Africa Pty. in the mid-nineties. The agency of the French Government (BRGM) also did some separate work.

A total of 3 diamonds have previously been discovered and documented, all in alluvium, along the base of the Tambaoura escarpment. Two diamonds of 0.09 and 0.16 carats were found by orpailleurs and documented by the BRGM in the Soumala area, 6 km north of the southern boundary of the concession. The third diamond, 0.01 carats, 18 km further north, was found and documented by SELCO. A limited amount of sampling for diamond indicator minerals has been recorded. Some ilmenite has been found near and northwest of the Soumala area, and some chromite and ilmenite occur in the northeastern part of the concession.

Once the required permits have been issued by the Malian Government, a work program will be announced.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director